Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

 Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Travelers Companies Inc (TRV)

Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Travelers Companies Inc (TRV)
Vote Yes: Item #6 - Paris Aligned Goals

Annual Meeting: May 24, 2023

CONTACT: Danielle Fugere | dfugere@asyousow.org

THE RESOLUTION

BE IT RESOLVED:  Shareholders request that Travelers issue a report addressing if and how it intends to measure, disclose, and reduce the greenhouse gas emissions associated with its underwriting, insuring, and investment activities, in alignment with the Paris Agreement’s 1.5°C goal, requiring net zero emissions.

SUPPORTING STATEMENT:  Shareholders recommend the report disclose:

•	Whether Travelers will begin measuring and disclosing the emissions associated with the full range of its underwriting, insuring, and investment activities and by when; and

•	Whether Travelers will set a Paris aligned, net zero target, for its full range of emissions and on what timeline.

SUMMARY

Despite a global focus on the problem of climate change, greenhouse gas (“GHG”) emissions and climate-related risk continue to grow.1 A trend of record high emissions continued in 2022.2 These emissions, and subsequent climate warming, pose a major risk to the stability of the U.S. financial system and to insurers in particular.3 Munich Re estimates that 2021 was the second-most costly year on record for the world’s insurers with $120 billion in losses from natural catastrophes.4 Global insurance losses for natural catastrophes reached over $130 billion in 2022.5

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1 https://www.iea.org/news/global-co2-emissions-rebounded-to-their-highest-level-in-history-in-2021

2 https://www.iea.org/reports/co2-emissions-in-2022

3 https://www.cftc.gov/sites/default/files/2020-09/9-9-20%20Report%20of%20the%20Subcommittee%20on%20Climate-Related%20Market%20Risk%20-%20Managing%20Climate%20Risk%20in%20the%20U.S.%20Financial%20System%20for%20posting.pdf, p.1

4 https://money.usnews.com/investing/news/articles/2022-01-10/natural-disasters-cost-insurers-120-billion-in-2021-munich-re-says

5 https://www.reinsurancene.ws/natural-disasters-caused-over-130bn-global-insured-losses-in-2022-aon/#:~:text=A%20new%20Aon%20report%20has,record%20from%20an%20insurance%20perspective

2023 Proxy Memo Travelers Companies Inc | Paris Aligned Goals

The insurance industry faces climate-related risks on two fronts: investment risk on the asset side of the balance sheet and underwriting risk, particularly in property and casualty, on the liability side.6 Despite growing risk, U.S. insurers, including The Travelers Companies, Inc., remain highly exposed to carbon emissions-intensive industries including oil, gas, coal, and utilities. In 2019, the U.S. insurance industry invested $582 billion in fossil fuel-related activities, an increase from $519 billion in 2018.7

Travelers is a leading insurer and investor in high-carbon activities8 and thus has responsibility for a significant amount of financed and insured greenhouse emissions (“portfolio emissions”). Travelers’ bondholding in coal alone is around $842 million, far surpassing its American peers.9 Travelers has not disclosed these Scope 3 emissions, nor has it set targets to reduce them. The emissions facilitated by Travelers’ underwriting and investments in high-carbon companies and activities add to the global inventory of greenhouse gas emissions and contribute to the catastrophic effects of climate change.

Travelers lags behind its peers in adopting net zero goals. Twenty-eight global insurers, have committed to transition their insurance and reinsurance underwriting portfolios to net zero greenhouse gas emissions.10 U.S. based insurers have also adopted net zero goals.11,12

Last year, a similar proposal requesting that Travelers measure, disclose, and reduce the emissions associated with its underwriting and investment activities received a vote of 55.8% support from shareholders, constituting support of nearly $19 billion in shares.13 Despite this strong shareholder support, Travelers has not undertaken the requested action.

Without measuring and disclosing its financed and insured emissions, neither Travelers nor its investors can understand the full range of the Company’s climate exposure. Further, Travelers’ failure to set climate goals for its portfolio GHG emissions and produce a transition plan to achieve them increases risks for Travelers in the form of growing climate-related catastrophe losses and regulatory exposure. Travelers’ contributions to climate change also increase portfolio risk to investors. A “Yes” vote on the Proposal is warranted.

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6 https://www.spglobal.com/esg/insights/climate-risks-for-insurers-why-the-industry-needs-to-act-now-to-address-climate-risk-on-both-sides-of-the-balance-sheet

7 https://www.spglobal.com/esg/insights/climate-risks-for-insurers-why-the-industry-needs-to-act-now-to-address-climate-risk-on-both-sides-of-the-balance-sheet

8 https://global.insure-our-future.com/scorecard/, p.6,11

9 https://www.coalexit.org/investor/travelers

10 https://unepfi.org/net-zero-insurance/

11 https://www.aig.com/content/dam/aig/america-canada/us/documents/about-us/report/sustainability-net-zero-fact-sheet.pdf

12 https://newsroom.thehartford.com/newsroom-home/news-releases/news-releases-details/2022/The-Hartford-Announces-Goal-Of-Net-Zero-Greenhouse-Gas-Emissions-For-All-Operations-By-2050/

13 https://www.asyousow.org/press-releases/2022/6/1/investors-greenhouse-gas-reduction-message-insurance-companies

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2023 Proxy Memo Travelers Companies Inc | Paris Aligned Goals

RATIONALE FOR A YES VOTE

1.	Travelers’ continued underwriting of, and investments in, carbon-intensive activities increase its financial and regulatory risk and escalates risk to the climate and to investor portfolios.

2.	Travelers does not provide shareholders with sufficient analysis and disclosure of whether and how it will measure, disclose, and reduce the significant GHG emissions associated with its underwriting and investment decisions in alignment with the Paris Agreement’s Net Zero goals.

3.	Travelers is falling behind peers in addressing the climate impact of its underwriting and investment activities and has not adequately responded to shareholders’ climate-related expectations.

DISCUSSION

1.	Travelers’ continued underwriting of, and investments in, carbon-intensive activities increase its financial and regulatory risk and escalates risk to the global climate and to investor portfolios.

First, Travelers’ continued underwriting of, and investment in, carbon-intensive activities generates risk to the Company’s own business. Travelers’ insurance operations make up more than 90% of its business by revenue.14 Its insurance business faces risk from the escalating effects of climate change. The Company’s pretax catastrophe losses amounted to $459 million in the fourth quarter of 2022, an increase of $423 million from Q4 2021.15 Travelers’ fourth quarter net income of $819 million constituted a decline of approximately 39% over prior year’s earnings, mainly attributed to the significant winter storm that impacted much of the U.S. and Canada.16 This follows a larger U.S. trend. According to the National Oceanic and Atmospheric Administration, there were 18 individual weather and climate disaster events in the U.S. in 2022, with losses exceeding $1 billion each.17 Cumulative damage from these events was estimated at $165 billion, with insurers responsible for much of these losses. This compares to an annual average of $57.6 billion for the years 1980-2022.18

Second, Travelers’ portfolio emissions create regulatory risk. In addition to the climate impact of underwriting high carbon companies and projects, Travelers’ should also consider the climate impact of its investing activities. McKinsey & Company advises insurers to consider the environmental impact of their investments, just as banks and asset managers are doing, and to develop a plan to shift significant portions of their portfolios to help facilitate a sustainable, decarbonized economy.19 In addition to long-term climate risk reduction benefits, such a shift can help insurers align with increasingly likely regulatory policies and incentives.20

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14 https://s26.q4cdn.com/410417801/files/doc_financials/2022/ar/Travelers-2022-Annual-Report.pdf, p.2

15 https://investor.travelers.com/newsroom/press-releases/news-details/2023/Travelers-Reports-Fourth-Quarter-2022-Net-Income-per-Diluted-Share-of-3.44-and-Return-on-Equity-of-15.8/default.aspx#:~:text=Net%20unrealized%20investment%20losses%20included,driven%20by%20higher%20interest%20rates.

16 https://www.insurancejournal.com/news/national/2023/01/17/703346.htm

17 https://eu.starnewsonline.com/story/news/local/2023/01/24/states-insurance-industry-push-back-on-us-climate-risk-data-request/69793477007/

18 https://eu.starnewsonline.com/story/news/local/2023/01/24/states-insurance-industry-push-back-on-us-climate-risk-data-request/69793477007/

19 https://www.mckinsey.com/industries/financial-services/our-insights/climate-change-and-p-and-c-insurance-the-threat-and-opportunity

20 https://www.mckinsey.com/industries/financial-services/our-insights/climate-change-and-p-and-c-insurance-the-threat-and-opportunity

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2023 Proxy Memo Travelers Companies Inc | Paris Aligned Goals

In the United States, regulatory and legislative pressure on insurers to account for their climate-intensive activities and liabilities is increasing. For example, this year the Federal Insurance Office requested information from insurance companies to assess the impact of their climate-related exposures on the availability, affordability, and sustainability of insurance in areas impacted by climate-driven weather events.21

In recent years, state governments have also begun focusing attention on the insurance industry’s climate-related risks and actions. For example, in 2019 California announced the first U.S. Sustainable Insurance Roadmap designed to reduce California’s climate risk.22 The roadmap includes actions to strengthen financial oversight and transparency on the climate-related risks of insurers. In 2019, Washington state conducted a climate risk disclosure survey requiring insurers to disclose the risk of climate change impacts in their annual filings.23 In 2021, the New York Department of Financial Services issued a guidance document requiring insurers to conduct climate risk stress tests with the goal of assessing the potential impact of climate change on insurers' financial strength and ability to meet their policyholder obligations.24 Massachusetts has issued a directive requiring insurance companies to either respond to a climate-risk disclosure survey or submit TCFD disclosures, and further initiated a task force dedicated to assessing the climate-related risk and resiliency of insurance companies operating in the state.25 Additionally, Connecticut passed a law requiring the state insurance regulator to include emission reduction targets into its review of insurers and the potential risks they face.26

Taking action now to measure its insured and financed emissions and set 1.5°C aligned targets to reduce them, will help ensure that Travelers reduces growing regulatory and financial risk and climate impact.

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21 https://eu.starnewsonline.com/story/news/local/2023/01/24/states-insurance-industry-push-back-on-us-climate-risk-data-request/69793477007/

22 https://www.insurance.ca.gov/01-consumers/180-climate-change/upload/California-Sustainable-Insurance-Roadmap-2022.pdf

23 https://www.insurance.wa.gov/sites/default/files/2020-07/climate-risk-disclosure-survey-reporting-year-2019-commissioner-kreidler-letter.pdf

24 https://www.dfs.ny.gov/system/files/documents/2021/11/dfs-insurance-climate-guidance-2021_1.pdf

25 https://www.mass.gov/info-details/climate-risk-and-resiliency-in-the-insurance-sector#task-force-on-climate-related-financial-disclosures-(tcfd)-

26 https://www.businessinsurance.com/article/20210617/NEWS06/912342605/Connecticut-bill-calls-for-regulation-of-insurers%E2%80%99-climate-risks

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2023 Proxy Memo Travelers Companies Inc | Paris Aligned Goals

2.	Travelers does not provide shareholders with sufficient analysis and disclosure of whether and how it will measure, disclose, and reduce the significant GHG emissions associated with its underwriting and investment decisions in alignment with the Paris Agreement’s Net Zero goals.

Shareholders continue to be concerned about the lack of transparency Travelers has shown regarding measuring, disclosing, and reducing the full range of GHG emissions associated with its underwriting and investment activities. The U.N. Environment Program Finance Initiative notes that, for financial institutions, Scope 3 portfolio emissions constitute approximately 97% of the firm’s total emissions.27 This highlights the likely scale of Travelers’ unaddressed emissions. Travelers’ failure to measure and account for its financed and insured emissions leaves investors with insufficient knowledge of the climate impact of its underwriting and investment portfolios and the extent to which the Company is mitigating such impact, impeding fully informed investor decision making.

Measuring insured and invested emissions is feasible. The Partnership for Carbon Accounting Financials (“PCAF”) and the United Nations-convened Net Zero Insurance Alliance (“NZIA”) have launched a global accounting standard to measure greenhouse gas emissions associated with insurance underwriting portfolios.28 This standard provides “a framework and measurement tools to assess the impact of [insurance and reinsurance companies] activities on climate change.”29 Further, the methodologies set forth in the standard "enable [insurers] to begin to independently set science-based, intermediate targets for their respective insurance and reinsurance underwriting portfolios in line with a net-zero transition pathway.”30 As to invested emissions, PCAF has issued a global standard to measure and report emissions associated with investments in listed equity and corporate bonds.31 Contrary to Travelers’ arguments, lack of standards for measuring portfolio emissions is no longer a justifiable excuse for inaction; tools currently exist for Travelers to begin accounting for its portfolio emissions.32

3.	Travelers is falling behind peers in addressing the climate impact of its underwriting and investment activities and has not adequately responded to shareholders’ climate-related expectations.

Globally, Travelers’ peers are beginning to take action to address portfolio emissions, and Travelers continues to fall behind.33 Twenty-eight global insurers have joining the United Nations NZIA and committed to transition emissions from their insurance and reinsurance underwriting portfolios to Net Zero by 2050. 34 Fourteen global insurers have committed to measure and disclose the GHG emissions associated with their underwriting and investment activities using the PCAF methodology, including Travelers peers such as Liberty Mutual, Aviva plc, Swiss Re, and MassMutual.35 Under the NZIA, each company decides how it will achieve this objective.36 Travelers does not publicly acknowledge the importance of meeting the global 1.5°C goal, nor has it has adopted targets for its own insured and invested emissions to help achieve that goal.

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27 https://www.unepfi.org/themes/climate-change/recommendations-for-credible-net-zero-commitments-from-financial-institutions/, p.7

28 https://www.unepfi.org/industries/insurance/launch-of-nzia-target-setting-protocol-version-1-0/

29 https://www.unepfi.org/industries/insurance/launch-of-nzia-target-setting-protocol-version-1-0/

30 https://www.unepfi.org/industries/insurance/launch-of-nzia-target-setting-protocol-version-1-0/

31 https://carbonaccountingfinancials.com/standard#the-global-ghg-accounting-and-reporting-standard-for-the-financial-industry

32 Banks were in a similar position just three years ago. Using PCAF standards and/or their own methodologies six of the largest U.S. banks are now measuring and disclosing their financed emissions and have set Paris-aligned net zero by 2050 and 2030 interim GHG goals for their Scope 3 financed emissions. https://www.asyousow.org/press-releases/2021/3/8/wells-fargo-net-zero-climate-goal

33 https://insure-our-future.com/scorecard

34 https://www.unepfi.org/net-zero-insurance/members/

35 https://carbonaccountingfinancials.com/financial-institutions-taking-action#overview-of-financial-institutions

36 https://www.unepfi.org/psi/wp-content/uploads/2021/07/NZIA-launch-press-release.pdf, p.1

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2023 Proxy Memo Travelers Companies Inc | Paris Aligned Goals

In the U.S., peers have begun adopting portfolio emissions reduction targets. For example, The Hartford announced a goal of net zero GHG emissions across its full range of businesses and operations by 2050.37 AIG has also committed to reaching net zero GHG emissions across its underwriting and investments portfolios by 2050.38 AIG’s commitment includes using science-based emission reduction targets, aligning with the latest climate science to meet the goals of the Paris Agreement, and commitments to prohibit and phase out a range of coal, oil sands, and Arctic investment and underwriting activities.39 Other insurers setting net zero commitments include Allstate and MassMutual.40, 41

According to the Boston Consulting Group, insurers that more actively pursue net-zero goals can enable a competitive advantage. This is because “first movers” that anticipate how markets are transitioning will be able to price better, provide customers with relevant new services, attract new funding, and address the growing consumer preference for low-carbon alternatives.42 Unfortunately, Travelers is letting this opportunity pass.

On the 2022 Insure Our Future Scorecard, Travelers received a score of 2 out of 10 for its coal underwriting, and 1.1 out of 10 for oil and gas underwriting.43 Comparatively, 14 of Travelers’ peers have committed to phase out coverage for existing coal operations.44 Travelers’ oil and gas underwriting ranking on the Insure Our Future Scorecard has declined year over year since 2020, reflecting its failure to prepare its business for transition.45

RESPONSE TO BOARD’S OPPOSITION STATEMENT

In its opposition statement, the Board argues that “the proposal interferes with business decisions that are at the heart of the Company’s business model,” and that “the resolution presented in the proposal has been implemented in its entirety by the Company.” Each of these (contradictory) arguments have been rejected by the staff of the Securities and Exchange Commission, which concluded that the Proposal “transcends ordinary business matter and does not seek to micromanage the Company” and that Travelers’ existing disclosures and actions “do not substantially implement the Proposal.”46

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37 https://newsroom.thehartford.com/newsroom-home/news-releases/news-releases-details/2022/The-Hartford-Announces-Goal-Of-Net-Zero-Greenhouse-Gas-Emissions-For-All-Operations-By-2050/

38 https://www.businesswire.com/news/home/20220301005761/en/AIG-Commits-to-Net-Zero-Greenhouse-Gas-GHG-Emissions-Across-its-Underwriting-and-Investment-Portfolios-by-2050

39 https://aig.gcs-web.com/node/53226/pdf

40 https://www.allstatenewsroom.com/news/the-allstate-corporation-announces-a-net-zero-emissions-commitment/

41 https://www.massmutual.com/about-us/news-and-press-releases/press-releases/2021/04/massmutual-announces-new-net-zero-commitments-that-address-climate-change

42 https://www.bcg.com/publications/2022/net-zero-insurance-companies-transformation

43 https://global.insure-our-future.com/scorecard/, p.11

44 https://global.insure-our-future.com/scorecard/, p.7

45 https://us.insure-our-future.com/scorecard/company/travelers/

46 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2023/asyousowtravelers033023-14a8.pdf

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2023 Proxy Memo Travelers Companies Inc | Paris Aligned Goals

The Board also argues “the proposal could result in requiring the Company to terminate and/or forgo contracts with certain state and municipal entities.” Here, the Board appears to be referring to recently enacted state legislation seeking to punish businesses that “boycott” fossil fuels. The reference to this legislation is misplaced. The Proposal does not request that the Company “boycott” fossil fuels. Rather, it seeks information about Traveler’s process for adopting forward-looking GHG reduction targets.47 Travelers’ failure to align with the Paris Agreement jeopardizes its business in much more concrete ways than potential bans or litigation in certain states for “boycotting” fossil fuels.

Additionally, the Board reasons that the proposal is impossible to comply with because the data necessary to accurately calculate GHG emissions does not exist. As noted above, however, methodologies for calculating GHG emissions and targets do exist. As to data, the argument is also unfounded. Investors assume Travelers will focus its GHG emissions reporting and targets on the activities and companies that contribute most materially to its portfolio emissions, rather than those that are least GHG-intensive. Greenhouse gas emissions data on the largest companies and emissions sources can be obtained readily either from the companies’ own public reporting or from commercially available sources.

As discussed above, the benefits of reducing portfolio emissions outweigh the alleged risks associated with setting targets. As Travelers’ itself notes, its largest emissions sources represent only a small percentage of its premiums. Contrast this with the growing costs of climate change to Travelers in terms of increasing catastrophe losses and reduced earnings. Measuring its emissions and adopting a timebound, net zero aligned decarbonization target and plan makes good business sense; these actions will demonstrate to investors that Travelers is reducing climate risk, maintaining competitiveness against peers, and reducing climate risk to investor portfolios.

CONCLUSION

Vote “Yes” on this Shareholder Proposal. Travelers’ has failed to set clear goals to reduce its GHG emissions footprint in line with the Paris Agreement’s goals, and it is currently lagging peers on climate action. These factors generate company and portfolio risk. Travelers does not give shareholders full transparency on its climate footprint and lacks a roadmap for how it plans to transition successfully to a low carbon economy. We urge a “Yes” vote on this resolution.

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For questions, please contact Danielle Fugere, As You Sow, dfugere@asyousow.org

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47 For example, state officials charged with implementing anti “boycott” legislation have confirmed that the law does not apply to entities with an ordinary business purpose, see e.g., https://tinyurl.com/292t8mu7, p.1, #3, nor is it applied to companies merely because of their alignment with a Net Zero by 2050 pathway, see https://tinyurl.com/292t8mu7, p.4, #9. In fact, the majority of entities with net zero transition goals have not been added to any state anti-boycott list.

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2023 Proxy Memo Travelers Companies Inc | Paris Aligned Goals

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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